

October 26, 2023

Mark Kociancic
Chief Financial Officer
Everest Re Group, Ltd.
Seon Place - 4th Floor
141 Front Street
PO Box HM 845
Hamilton HM 19, Bermuda

> **Re: Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated October 16, 2023**
> **File No. 001-15731**

Dear Mark Kociancic:

We have reviewed your October 16, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 letter.

Response dated October 16, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1. Your response to prior comment 2 appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends as these relate to your insurance and reinsurance business, including your assessment thereof. Please further address the following:

   • Your response states, "While climate-related regulation and business trends may have some impact on the risks covered by Everest's products and services and the prices thereof, those impacts are not material." Tell us about the trends and impacts you considered, and how you concluded these are not material, providing support for your determination.

- Your response to prior comment 3 indicates that "Climate change is an inherent component of adjustments to Everest's models" and "Everest's pricing and exposure models strive to quantify the impacts of climate change to better allow us to price the risk products we sell and how we deploy our risk capital." Explain to us how you considered providing disclosure that specifically addresses the impacts of climate change on your business in your Form 10-K, consistent with information in your response, Proxy Statement, and CSR Reports (which highlight your exposure to "climate-related risks on both sides of the balance sheet").

- We note your response to prior comment 3 regarding insurance and reinsurance protection for renewable energy programs, together with information on pages 9-12 of your Proxy Statement regarding renewable energy products and investments. Tell us how you considered providing disclosure in your Form 10-K regarding the indirect consequences of increased demand for alternative energy in light of these products and investments.

2. We note your response to prior comment 3 and reissue it in part. Please provide us with quantitative information for each of the periods covered by your Form 10-K regarding weather-related damages to your property and operations and the cost of reinsurance. In addition, tell us whether the cost of reinsurance in expected to increase in future periods, and how you considered disclosing the effects of climate-related losses, exposure, and regulation on the future cost and availability of reinsurance.

Please contact Madeleine Joy Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance